==============================================================================


                    U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                            For the Month of DECEMBER 2003

                          Commission File No.: 0-13966

                        MERCURY PARTNERS & COMPANY INC.
                (Translation of Registrant's name into English)

    SUITE 613, 375 WATER STREET, VANCOUVER, BRITISH COLUMBIA, CANADA V6B 5C6
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      [X]  Form 20-F          [ ]  Form 40-F

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                 -----

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                 -----

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes          No   X
                        ----        -----

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_________________.


================================================================================

                              Third Quarter Report
                               September 30, 2003





Mercury Partners & Company Inc. is a publicly traded financial services company engaging in merchant banking and private equity activities with operations in Canada and the United States. Mercury's investment objective is to acquire influential ownership in companies and through direct involvement bring about the change required to realize the strategic value of the companies it invests in.

Mercury's shares are quoted on the NASD OTC Bulletin Board in the United States under the symbol "MYPIF" and on the TSX Venture Exchange, in U.S. dollars under the symbol "MYP.U".

Press releases and other financial information can be accessed through the Internet at www.mercury.ca or by writing to:
             --------------

                          Office of Corporate Relations
                         Mercury Partners & Company Inc.
                           PO Box 28051 Harbour Centre
                           Vancouver, British Columbia
                                     V6B 5L8




                                 www.mercury.ca
                                 --------------

SCHEDULE  A:     FINANCIAL  INFORMATION


                         MERCURY PARTNERS & COMPANY INC.
                      UNAUDITED CONSOLIDATED BALANCE SHEETS
                           (Expressed in U.S. dollars)


                                                     -------------------------------
                                                      SEPTEMBER 30,    DECEMBER 31,
                                                          2003           2002 (1)
                                                      -------------    --------------

ASSETS
 CURRENT
   Cash and cash equivalents                          $     297,290    $     656,580
   Marketable securities (Note 3)                             4,447           14,629
   Loans, notes and receivables (Note 4)                     51,150           51,001
                                                      -------------    --------------
                                                            352,887          722,210

LONG-TERM INVESTMENTS (Note 5)                            1,698,346        1,532,867
CAPITAL ASSETS                                               13,869           14,641
                                                      -------------    -------------
                                                      $   2,065,102    $   2,269,718
                                                      =============    =============


LIABILITIES AND SHAREHOLDERS' EQUITY
 CURRENT
   Accounts payable and accrued liabilities           $      31,584    $     123,067
   Due to related party                                           -           18,714
                                                      -------------    -------------
                                                             31,584          141,781
                                                      -------------    -------------
SHAREHOLDERS' EQUITY
 Capital stock
   Authorized - Unlimited number of common shares
   Issued and outstanding - 8,183,733 common shares       3,456,139        3,456,139
 Additional paid-in capital                                 971,859          971,859
 Less: Treasury stock - 2,250,219 common shares          (1,294,050)      (1,294,050)
 Deficit                                                 (1,100,430)      (1,006,011)
                                                      -------------    -------------

                                                          2,033,518        2,127,937
                                                      -------------    -------------
                                                      $   2,065,102    $   2,269,718
                                                      =============    =============





    The accompanying notes are an integral part of these consolidated financial statements.

(1)  Audited

                         MERCURY PARTNERS & COMPANY INC.
                 UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
                           (Expressed in U.S. dollars)



                                              --------------------------------     --------------------------------
                                                    NINE MONTHS ENDED                    THREE MONTHS ENDED
                                                      SEPTEMBER 30,                         SEPTEMBER 30,
                                              --------------------------------     --------------------------------
                                                 2003                 2002             2003                 2002
                                              -----------          -----------     -----------           ----------
REVENUE                                       $    62,589           $  262,020      $     4,897          $    2,844

EXPENSES
 General and administrative expenses
   (Note 6)                                       149,695               91,524           25,282              44,319
 Directors and management fees                      3,529                    -                -                   -
 Interest expense                                      29                  169               18                   -
                                              -----------           ----------      -----------          ----------
                                                  153,253               91,693           25,300              44,319
                                              -----------           ----------      -----------          ----------
Income (loss) before other items                  (90,664)             170,327          (20,403)            (41,475)

OTHER ITEMS
  Equity loss                                      (3,755)                   -           10,839                   -
                                              -----------           ----------      -----------          ----------

NET INCOME (LOSS) FOR THE PERIOD                  (94,419)             170,327           (9,564)            (41,475)
Deficit, beginning of the period               (1,006,011)            (632,972)      (1,090,866)           (421,170)
                                              -----------           ----------      -----------          ----------
Deficit, end of the period                    $(1,100,430)          $ (462,645)     $(1,100,430)         $ (426,645)
                                              ===========           ==========      ===========          ==========

Basic and diluted earnings (loss) per share   $     (0.02)          $     0.03      $     (0.01)         $    (0.01)
                                              ===========           ==========      ===========          ==========

Weighted average number of common
    shares outstanding                          5,933,514            5,933,514        5,933,514           5,933,514
                                              ===========           ==========      ===========          ==========




    The accompanying notes are an integral part of these consolidated financial statements.

                         MERCURY PARTNERS & COMPANY INC.
                 UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (Expressed in U.S. dollars)




                                              -------------------------------    -------------------------------
                                                    NINE MONTHS ENDED                    THREE MONTHS ENDED
                                                      SEPTEMBER 30,                         SEPTEMBER 30,
                                              -------------------------------    -------------------------------
                                                 2003                 2002           2003                 2002
                                              -----------          ----------    -----------           ---------
CASH FLOWS FROM OPERATING ACTIVITIES
 Net income (loss) for the period             $   (94,419)         $  170,327    $    (9,564)          $ (41,475)
 Items not affecting cash:
   Amortization                                       798               4,544            266               1,515
   Equity loss                                      3,755                   -        (10,839)                  -

 Changes in current assets and current
  liabilities:
 (Increase) decrease in marketable securities      10,182             (78,320)             -            (104,056)
 Increase (decrease) in securities sold short           -             (52,654)             -              (8,211)
 Increase (decrease) in accounts payable          (91,477)            (77,385)       (94,260)            (29,479)
 Increase due to/from related party               (18,747)               (883)       (14,028)                  -
 Increase (decrease) in loans payable                   -                   -              -                   -
                                              -----------          ----------    -----------           ---------
Net cash provided by (used in)
  operating activities                           (189,908)            (34,371)      (128,425)           (181,706)
                                              -----------          ----------    -----------           ---------

CASH FLOWS FROM INVESTING ACTIVITIES
 (Acquisition) disposal of capital assets,
   net                                                  -                   -             89                   -
 (Acquisition) disposal of long-term
   investments                                   (169,234)           (607,894)       (32,976)            (27,514)
 Loans, notes and receivables                        (148)            590,004         12,295                (598)
                                              -----------          ----------    -----------           ---------
Net cash provided by (used in) investing
   activities                                    (169,382)            (17,801)       (20,681)            (28,112)
                                              -----------          ----------    -----------           ---------

CASH FLOWS FROM FINANCING ACTIVITIES
 Issuance of share capital,
   net of issue costs                                   -                (756)             -                   -
                                              -----------          ----------    -----------           ---------
Net cash provided by (used in)
  financing activities                                  -                (756)             -                   -
                                              -----------          ----------    -----------           ---------

Increase (decrease) in cash
   and equivalents                               (359,290)            (52,928)      (149,106)           (209,818)
Cash and cash equivalents,
   beginning of the period                        656,580             301,383        446,396             458,273
                                              -----------          ----------    -----------           ---------
CASH AND CASH EQUIVALENTS,
   END OF THE PERIOD                          $   297,290          $  248,455    $   297,290           $ 248,455
                                              ===========          ==========    ===========           =========




    The accompanying notes are an integral part of these consolidated financial statements.

SCHEDULE  B:     SUPPLEMENTARY  INFORMATION


                         MERCURY PARTNERS & COMPANY INC.
            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

These interim consolidated financial statements should be read in conjunction with Mercury Partners & Company Inc.'s (the "Company") most recent annual consolidated financial statements.


1.     BASIS  OF  PRESENTATION
The consolidated financial statements contained herein include the accounts of the Company and its wholly-owned subsidiaries.

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual consolidated financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual report. In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

Certain reclassifications have been made to the prior period financial statements to conform to the current period presentation.

2.     ORGANIZATION  AND  OPERATIONS
The Company is organized under the Business Corporations Act (Yukon). The Company currently operates in the financial services industry, engaging in private equity and merchant banking, consulting activities and asset-based commercial lending.

3.     MARKETABLE  SECURITIES




                                        September 30, 2003                   DECEMBER 31, 2002
                                  -------------------------------------------------------------------
                                     Fair Value            Cost         Fair Value            Cost
                                  -------------------------------------------------------------------
Fixed Income Securities
   Canadian Bonds and Debentures    $        -         $       -       $       -            $     -
                                  -------------------------------------------------------------------

Variable Income Securities
   Publicly Traded Securities
      Canadian                          68,664             4,447          93,908              14,629
                                  -------------------------------------------------------------------
Total Variable Income Securities        68,664             4,447          93,908              14,629
                                  -------------------------------------------------------------------
Total Marketable Securities         $   68,664         $   4,447       $  93,908            $ 14,629
                                  -------------------------------------------------------------------



4.     LOANS,  NOTES  AND  RECEIVABLES




                            September 30, 2003   December 31, 2002
                            ---------------------------------------
Loans and notes receivable  $      44,417        $      33,346
Receivables                         6,733               17,655
                            ---------------------------------------
Total                       $      51,150        $      51,001
                            =======================================




5.     LONG-TERM  INVESTMENTS




                                        September 30, 2003                  DECEMBER 31, 2002
                                  --------------------------------------------------------------------
                                   Fair Value            Cost            Fair Value            Cost
                                  --------------------------------------------------------------------
Fixed Income Securities
   Canadian Bonds or Debentures    $        -         $        -        $         -        $        -
                                  -------------------------------------------------------------------
Variable Income Securities
   Publicly Traded Securities
      Canadian                      1,192,534          1,698,346            839,379         1,532,867
      American                              -                  -                  -                 -
                                  -------------------------------------------------------------------
Total Variable Income Securities    1,192,534          1,698,346            839,379         1,532,867
                                  -------------------------------------------------------------------
Total Long-term Investments       $ 1,192,534         $1,698,346        $   839,379        $1,532,867
                                  -------------------------------------------------------------------






                               September 30, 2003   December 31, 2002
                               ---------------------------------------
Investments carried at cost .  $    1,121,445       $      972,318
Investments carried at equity         576,901              560,549
                               ---------------------------------------
Total                          $    1,698,346       $    1,532,867
                               =======================================




For the nine months ended September 30, 2003, the Company recorded an equity loss of $3,755 for its 19.89% ownership in North Group Limited.

6.     GENERAL  AND  ADMINISTRATIVE  EXPENSES
For the nine months ended September 30, general and administrative expenses were comprised of the following:




                                                            September 30, 2003    September 30, 2002
                                                           -----------------------------------------
Administration office and travel                            $        2,944        $          3,914
Amortization                                                           798                   4,544
Consulting fees, salaries and employee benefits                     43,557                  75,902
Foreign exchange                                                   (66,770)                   (305)
Non-recoverable GST                                                114,476                       -
Professional fees                                                   41,457                       -
Regulatory, transfer agent and shareholder communications           13,233                   7,469
                                                           -----------------------------------------
Total                                                       $      149,695        $         91,524
                                                           =========================================




7.     CAPITAL  STOCK




                                                     Number of shares       $  Amount
                                                  -------------------------------------
Issued and Outstanding - December 31, 2002             8,183,733            $ 3,456,139
Less: Treasury Stock - December 31, 2002              (2,250,219)            (1,294,050)
                                                  -------------------------------------
Balance September 30, 2003 and December 31, 2002       5,933,514            $ 2,162,089
                                                  =====================================




8.     EARNINGS  (LOSS)  PER  SHARE
The weighted average number of common shares outstanding used in determining earnings (loss) per share amounts was 5,933,514.

9. SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE PERIOD During the years ended December 31, 2002, 2001 and 2000 and the nine months ended September 30, 2003, no stock options were granted, exercised, forfeited or cancelled, nor does the Company have any common shares held in escrow or subject to any pooling agreements. The following is a summary of the status of stock options outstanding issued to former management as at September 30, 2003:



==================================================================================================
                                   Outstanding Options                      Exercisable Options
--------------------------------------------------------------------------------------------------
                                     Weighted Average          Weighted                 Weighted
                                     Remaining                 Average                  Average
Exercise        Number               Contractual               Exercise    Number       Exercise
Price           of Shares            Life (Years)              Price       of Shares    Price
--------------------------------------------------------------------------------------------------
$  1.25         120,000                   2                    $  1.25    120,000      $  1.25
==================================================================================================




10.     RELATED  PARTY  TRANSACTION
For the nine months ended September 30, 2003, the Company did not enter into any related party transactions.

11.     DIRECTORS  AND  EXECUTIVE  OFFICERS  AT  SEPTEMBER  30,  2003.

Name  of  Director     Principle  Position
------------------     -------------------
Tom  S.  Kusumoto     President  &  CEO
Greg  MacRae          Director  &  Secretary
Lance  Eng            Director
Alex  W.  Blodgett    Director

                                    *   *   *

SCHEDULE  C:     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                 RESULTS  OF  OPERATIONS


     The following discussion and analysis of the financial condition and results of operations of the Company should be read in conjunction with the consolidated financial statements and related notes included in this quarterly report. The Company's financial statements included herein were prepared in accordance with Canadian and United States GAAP and are expressed in U.S. dollars. The Company has not entered into any investor relations arrangements or contracts or engaged in any form of investor relations activities during the period.

FORWARD-LOOKING  STATEMENTS
     Statements in this financial report, to the extent that they are not based on historical events, constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements appear in a number of different places in this report and include statements regarding the intent, belief or current expectations of the Company and its directors or officers, primarily with respect to the future market size and future operating performance of the Company and its subsidiaries. Forward-looking statements include, without limitation, statements regarding the outlook for future operations, forecasts of future costs and expenditures, evaluation of market conditions, the outcome of legal proceedings, the adequacy of reserves, or other business plans. Investors are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties, and that actual results may differ from those in the forward-looking statements as a result of various factors such as general economic and business conditions, including changes in interest rates, prices and other economic conditions; actions by competitors; natural phenomena; actions by government authorities, including changes in government regulation; uncertainties associated with legal proceedings; technological development; future decisions by management in response to changing conditions; the ability to execute prospective business plans; and misjudgments in the course of preparing forward-looking statements. Investors are advised that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to the Company or persons acting on its behalf.

EXCHANGE  RATES
     In this financial report, unless otherwise specified, all monetary amounts are expressed in U.S. dollars.

LIQUIDITY  AND  CAPITAL  RESOURCES
     At September 30, 2003, the Company's readily available cash and cash equivalents totaled $297,290 while additional sources of liquidity included $4,447 in marketable securities and $51,150 of loans, notes and other receivables. The Company held cash and cash equivalents and marketable securities of $656,580 and $14,629, respectively as of December 31, 2002. The Company's accounting policy is to report the value of marketable securities at the lower of cost or market at the time of the financial reporting period. The market value of marketable securities as of September 30, 2003 was $68,664. Total current assets as of September 30, 2003 were $352,887 compared to $722,210 as of December 31, 2002.

     During the nine-month period ending September 30, 2003, operations used cash of $189,908 predominately as a result of operating losses and a decrease in accounts payable during the year.

     The Company's long-term assets totaled $1,698,346 as of September 30, 2003, and included meaningful equity ownership percentages in North Group Limited ("North Group") and Cybersurf Corp. ("Cybersurf"), both of which trade on the TSX Venture Exchange in Canada. During the year, the Company purchased further shares in North Group and added to its investment in Cybersurf, which resulted in the use of cash of $169,234 for the acquisition of long-term investments. The market value of long term investments as of September 30, 2003 was $1,192,534.

     The Company continues to seek representation on the board of Cybersurf as the current management of Cybersurf does not appear to have turned around the operations of the Company as represented at the last annual general meeting held on November 28, 2002. The Company is concerned about the long-term survivability of Cybersurf if it continues under its current strategy. Accordingly, the Company plans to nominate its slate of directors at Cybersurf's next annual general meeting, which has been postponed by the board of Cybersurf for the second time, scheduled to be held on June 29, 2004.

     Total assets of the Company as at September 30, 2003 were $2,065,102 compared to $2,269,718 at December 31, 2002.

     Accounts payables and accrued liabilities for the quarter ending September 30, 2003 were reduced to $31,584 from $123,067 at December 31, 2002.

OPERATING  RESULTS
     For the three-month period ending September 30, 2003, the Company reported revenues of $4,897 and expenses of $25,300 resulting in a loss of $9,564 after accounting for the equity earnings of $10,839 from North Group Limited. The Company reported revenues of $2,844 and expenses of $44,319, resulting in a loss of $41,475 for the comparative three-month period ending September 30, 2002.

     During the year, the Canadian Customs and Revenue Agency ("CCRA") audited the Company's Goods and Services Tax ("GST") filings and based on a reclassification of the Company's commercial activities assessed that the Company owed $114,476 in GST. The Company reported the CCRA GST assessment during the second quarter; however, the Company disagrees with the CCRA's assessment and has filed a Notice of Objection to recover the paid amount.

     Excluding the CCRA GST assessment, general and administrative costs were $35,219 for the nine month period ending September 30, 2003 and included consulting fees, salaries and employee benefits of $43,557 professional fees of $41,457, regulatory, transfer agent and shareholder communication costs of $13,233 and foreign exchange translation from Canadian to U.S. dollars of ($66,770). The volatility of the U.S. dollar in comparison to the Canadian dollar over the past year resulted in the significant currency exchange during the nine-month period. Basic and diluted earnings per common share were ($0.01) for the three-month periods ending September 30, 2003 and 2002, respectively.

     Realized investment gains or losses may fluctuate significantly from period to period, with a meaningful effect upon the Company's consolidated net earnings. However, the amount of realized investment gain or loss for any given period has no predictive value, and variations in amount from period to period have no practical analytical value.


                                    *   *   *

                         MERCURY PARTNERS & COMPANY INC.

                                 BC FORM 51-901F
                          QUARTERLY AND YEAR END REPORT
                   Incorporated as part of Schedules A, B & C

                                    *   *   *

ISSUER  DETAILS:

Name  of  Issuer:              MERCURY  PARTNERS  &  COMPANY  INC.
Issuer  Address:               Ste.  613,  375  Water  Street
                               Vancouver,  British  Columbia  V6B  5C6
Issuer  Telephone  Number:     (604)  689-7565
Contact  Name:                 Tom  S.  Kusumoto
Contact  Position:             President
Contact  Telephone  Number:    (604)  689-7533
Contact  E-mail  Address:      isf@mercury.ca
For  the  Quarter  Ended:      September  30,  2003
Date  of  Report:              November  25,  2003


                                   CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

     /s/  Tom  S.  Kusumoto                  /s/  Greg  MacRae
     ----------------------                  ----------------------
     Tom  S.  Kusumoto                       Greg  MacRae
     President                               Secretary
     Mercury  Partners  &  Company  Inc.     Mercury  Partners  &  Company  Inc.
     November  25,  2003                     November  25,  2003

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Registrant:          MERCURY  PARTNERS  &  COMPANY  INC.
                     -----------------------------------


By:                  /s/  Tom  S.  Kusumoto
                     -----------------------------------
                     TOM  S.  KUSUMOTO,  PRESIDENT


Date:                July  7,  2004
                     -----------------------------------